Todd Schurr

Research and Development Scientists

Work experience

Entelexo Biotherapeutics, Inc – COO

April 2020 - Present

Invitrx Therapeutics – Research & Development Scientist

Feb 2019 – May 2020

Research & development scientist with experience as a lab technician.
Work includes cell culturing several lineages including initiation of master cell banks, CAR-T, Natural Killer cell isolation and expansion, stem cell isolation from a variety of human tissues, writing and editing SOPs, maintaining batch records, generating an array of research experiments, training laboratory staff on several procedures domestically and abroad, setting up new cGMP or GLP facilities, and more.

CSULB Stout's Biomaterials – Bioengineering Research Assistant

Feb 2017 – Jun 2018

Aiding the bioengineering research lab team in the subject of tissue engineering. Cell culturing (primarily fibroblasts & iPSCs), aseptic technique, creating and using biomaterials such as hydrogels, biopolymers, ECMs, etc. As a member of a 3 person team, we designed, programmed, and constructed a working 3D bioprinter that could produce a biogel structure to serve as a precise tissue graft for future patients.